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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                             PUTNAM INVESTMENT GRADE
                          INTERMEDIATE MUNICIPAL TRUST
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   746803-10-5
             ------------------------------------------------------
                                 (CUSIP Number)

                             James E. Beckwith, Esq.
                    Lowenthal, Landau, Fischer & Bring, P.C.
                        250 Park Avenue, New York  10177
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 2, 1995
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1746(12-91)


                                PAGE 1 OF 9 PAGES

                                  SCHEDULE 13D

CUSIP No. 746803-10-5                                          Page 2 of 9 Pages

-------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Rockwood Partners, L.P.
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  / /
                                                                      (b)  / /

-------------------------------------------------------------------------------
  3  SEC USE ONLY


-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     PF
-------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     / /
     TO ITEMS 2(d) OR 2(e)


-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
      NUMBER OF               7  SOLE VOTING POWER

       SHARES                    None
                             --------------------------------------------------
    BENEFICIALLY              8  SHARED VOTING POWER

      OWNED BY                   None
                             --------------------------------------------------
        EACH                  9  SOLE DISPOSITIVE POWER

      REPORTING                  None
                             --------------------------------------------------
       PERSON                10  SHARED DISPOSITIVE POWER

        WITH                     None
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     None
-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        / /
     SHARES*


-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     PN
-------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 746803-10-5                                          Page 3 of 9 Pages

-------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Rockwood Asset Management, Inc.
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  / /
                                                                      (b)  / /

-------------------------------------------------------------------------------
  3  SEC USE ONLY


-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     AF
-------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     / /
     TO ITEMS 2(d) OR 2(e)


-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
      NUMBER OF               7  SOLE VOTING POWER

       SHARES                    None
                             --------------------------------------------------
    BENEFICIALLY              8  SHARED VOTING POWER

      OWNED BY                   None
                             --------------------------------------------------
        EACH                  9  SOLE DISPOSITIVE POWER

      REPORTING                  None
                             --------------------------------------------------
       PERSON                10  SHARED DISPOSITIVE POWER

        WITH                     None
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     None
-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        / /
     SHARES*


-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     CO
-------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 746803-10-5                                          Page 4 of 9 Pages

-------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Mr. Jay Buck
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  / /
                                                                      (b)  / /

-------------------------------------------------------------------------------
  3  SEC USE ONLY


-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     AF
-------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     / /
     TO ITEMS 2(d) OR 2(e)


-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
-------------------------------------------------------------------------------
      NUMBER OF               7  SOLE VOTING POWER

       SHARES                    None
                             --------------------------------------------------
    BENEFICIALLY              8  SHARED VOTING POWER

      OWNED BY                   None
                             --------------------------------------------------
        EACH                  9  SOLE DISPOSITIVE POWER

      REPORTING                  None
                             --------------------------------------------------
       PERSON                10  SHARED DISPOSITIVE POWER

        WITH                     None
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     None
-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        / /
     SHARES*


-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

The Statement on Schedule 13D dated June 29, 1995 is hereby amended as follows:

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Item 3 is hereby amended by adding the following after the last sentence thereof:

        The funds invested by the Partners to purchase the Shares as specified in Schedule 5(c) hereto from and after June 21, 1995 were obtained through working capital of the Partnership.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

        Item 5 is hereby amended and restated in its entirety to read as follows:

        (a) - (b) As of August 23, 1995, the aggregate number and percentage of outstanding Shares beneficially owned by the Filing Entities had been reduced to zero (-0-) Shares and 0%, respectively.

        (c) Since June 20, 1995 the Partnership purchased and sold shares in a series of transactions on the open market. A list of such transactions is attached hereto as Schedule 5(c).

        (d) Not applicable.

        (e) Not applicable.


                                page 5 of 9 pages

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             ROCKWOOD PARTNERS, L.P.

                             By:  Rockwood Asset Management, Inc.


                             By:
                                ---------------------------------
                                  Name: Jay Buck
                                  Title: President


                             ROCKWOOD ASSET MANAGEMENT, INC.


                             By:
                                ---------------------------------
                                  Name: Jay Buck
                                  Title: President



                             By:
                                ---------------------------------
                                  Jay Buck, individually


                                page 6 of 9 pages

                                                               Page 7 of 9 Pages

                                  Schedule 5(c)


                                ROCKWOOD PARTNERS

            Name                   Date        No. of Shares  Price per Share
            ----                   ----        -------------  ---------------

Rockwood Partners, L.P.*          06/21/95          2,200          13.27
Rockwood Partners, L.P.*          06/22/95          1,500          13.28
Rockwood Partners, L.P.*          06/29/95          1,700          13.28
Rockwood Partners, L.P.*          06/30/95            700          13.29
Rockwood Partners, L.P.*          08/02/95            700          13.29
Rockwood Partners, L.P.*          08/02/95         15,000          13.39
Rockwood Partners, L.P.+          08/02/95          7,300          13.36
Rockwood Partners, L.P.+          08/02/95            200          13.37
Rockwood Partners, L.P.*          08/02/95         24,900          13.38
Rockwood Partners, L.P.*          08/02/95            100          13.54
Rockwood Partners, L.P.+          08/02/95            100          13.33
Rockwood Partners, L.P.*          08/03/95          1,000          13.28
Rockwood Partners, L.P.+          08/08/95          2,838           7.98
Rockwood Partners, L.P.+          08/08/95            835           7.97
Rockwood Partners, L.P.+          08/08/95          6,845           7.98
Rockwood Partners, L.P.+          08/08/95          4,007           7.98
Rockwood Partners. L.P.+          08/08/95            501           7.97
Rockwood Partners, L.P.+          08/08/95          5,008           7.98
Rockwood Partners, L.P.+          08/08/95         16,695           7.98
Rockwood Partners, L.P.+          08/08/95            501           7.97
Rockwood Partners, L.P.+          08/08/95          4,174           7.98
Rockwood Partners, L.P.+          08/08/95         11,853           7.98
Rockwood Partners, L.P.+          08/08/95          1,669           7.98


                    *    Indicates Purchase
                    +    Indicates Sale
                    0    Indicates Stock Split; no Purchase or Sale effected

                                                          (Schedule 5(c) cont'd)
                                                               Page 8 of 9 Pages

                                ROCKWOOD PARTNERS

            Name                   Date        No. of Shares  Price per Share
            ----                   ----        -------------  ---------------

Rockwood Partners, L.P.+          08/08/95         42,738           7.98
Rockwood Partners, L.P.+          08/08/95          1,836           7.98
Rockwood Partners, L.P.+          08/08/95          1,669           7.98
Rockwood Partners, L.P.+          08/08/95          1,336           8.01
Rockwood Partners, L.P.+          08/08/95         52,423           7.98
Rockwood Partners, L.P.0          08/08/95        142,328           N/A
Rockwood Partners, L.P.+          08/16/95         32,720           7.95
Rockwood Partners, L.P.+          08/16/95          8,013           7.95
Rockwood Partners, L.P.+          08/16/95          1,336           7.95
Rockwood Partners, L.P.+          08/16/95          1,669           7.95
Rockwood Partners, L.P.+          08/16/95          2,170           7.95
Rockwood Partners, L.P.+          08/16/95            835           7.94
Rockwood Partners, L.P.+          08/16/95         25,042           7.95
Rockwood Partners, L.P.+          08/16/95          2,838           7.95
Rockwood Partners, L.P.+          08/16/95          4,007           7.95
Rockwood Partners, L.P.+          08/16/95          8,681           7.95
Rockwood Partners, L.P.+          08/16/95          2,671           7.95
Rockwood Partners, L.P.+          08/16/95          1,669           7.95
Rockwood Partners, L.P.+          08/16/95          1,002           7.95
Rockwood Partners, L.P.+          08/16/95          1,836           7.95
Rockwood Partners, L.P.+          08/16/95          3,506           7.95
Rockwood Partners, L.P.+          08/16/95          2,004           7.95
Rockwood Partners, L.P.+          08/23/95          3,839           7.96


                    *    Indicates Purchase
                    +    Indicates Sale
                    0    Indicates Stock Split; no Purchase or Sale effected

                                                          (Schedule 5(c) cont'd)
                                                               Page 9 of 9 Pages

                                ROCKWOOD PARTNERS

            Name                   Date        No. of Shares  Price per Share
            ----                   ----        -------------  ---------------

Rockwood Partners, L.P.+          08/23/95          8,848           7.96
Rockwood Partners, L.P.+          08/23/95          7,513           7.96
Rockwood Partners, L.P.+          08/23/95          3,673           7.96
Rockwood Partners, L.P.+          08/23/95          2,504           7.96
Rockwood Partners, L.P.+          08/23/95          2,838           7.96
Rockwood Partners, L.P.+          08/23/95          1,169           7.95
Rockwood Partners, L.P.+          08/23/95          1,169           7.95
Rockwood Partners, L.P.+          08/23/95         25,042           7.96
Rockwood Partners, L.P.+          08/23/95         30,052           7.96
Rockwood Partners, L.P.+          08/23/95         11,517           8.12
Rockwood Partners, L.P.+          08/23/95            167           8.12
Rockwood Partners, L.P.+          08/23/95          1,670           8.12


                    *    Indicates Purchase
                    +    Indicates Sale
                    0    Indicates Stock Split; no Purchase or Sale effected